UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date December 20, 2007	By	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 670)

FURTHER NOTICE OF H SHAREHOLDERS CLASS MEETING

The board of directors of the Company ("Board") wishes to give further notice to the holders of the H Shares in relation to the time venue and matters regarding the H Shareholders Class Meeting and the EGM.

Reference is made to the circular dated 23 November 2007 (the "Circular") of China Eastern Airlines Corporation Limited (the "Company") containing, among others, the notices dated 23 November 2007 of an extraordinary general meeting (the "EGM") and a class meeting of holders of H Shares of the Company (the "H Shareholders Class Meeting") to be held on 8 January 2008.

Unless the context otherwise requires, capitalised terms used in the Circular have the same meanings when used in this announcement.

Pursuant to the articles of association of the Company, given the number of holders of H Shares of the Company who intend to attend the H Shareholders Class Meeting according to the attendance slips received by the Company 20 days before the date of the H Shareholders Class Meeting is less than half of the total number of holders of H Shares, the Company is required to give further notice of the H Shareholders Class Meeting to the holders of H Shares. Hence, the Company gives further notice to the holders of the H Shares that the H Shareholders Class Meeting will be held on Tuesday, 8 January 2008 at 2:00 p.m., or any adjournment thereof, at Meeting Centre, Shanghai Homeyo Hotel (上海航友賓館), 2550 Hongqiao Road, Shanghai, the People's Republic of China for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions:

AS SPECIAL RESOLUTIONS

1.
"THAT, conditional upon the approval of the same by the holders of A Shares at the A Shareholders Class Meeting and by the shareholders of the Company at the EGM, the terms and conditions of the Investor Subscription Agreement be approved, ratified and confirmed, and the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under the Investor Subscription Agreement or any matter incidental thereto, including but not limited to the issue of 1,235,005,263 new H Shares and 649,426,737 new H Shares by the Company to SIA and Temasek respectively pursuant to the Investor Subscription Agreement."

2.
"THAT, conditional upon the approval of the same by the holders of A Shares at the A Shareholders Class Meeting and by the shareholders of the Company at the EGM, the terms and conditions of the CEA Holding Subscription Agreement be approved, ratified and confirmed and the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under the CEA Holding Subscription Agreement or any matter incidental thereto, including but not limited to the issue of 1,100,418,000 new H Shares by the Company to CEA Holding pursuant to the CEA Holding Subscription Agreement."

By order of the Board
CHINA EASTERN AIRLINES CORPORATION
LIMITED
Luo Zhuping
Director and Company Secretary

The Company's directors, as at the date hereof, are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Luo Chaogeng	(Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the People's Republic of China
20 December 2007